SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 6 to

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,462 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,462 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,462 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,672,157 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,672,157 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,672,157 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Crestwood Management Co-Investment LLC (f/k/a Crestwood Holdings II LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,531,028 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,531,028 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,531,028 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,531,028 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,531,028 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,531,028 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,531,028 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,531,028 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,531,028 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,144,143 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,144,143 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,144,143 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,144,143 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,144,143 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,144,143 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%†
14	TYPE OF REPORTING PERSON PN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,144,143 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,144,143 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,144,143 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%†
14	TYPE OF REPORTING PERSON CO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,144,143 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,144,143 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,144,143 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%†
14	TYPE OF REPORTING PERSON IN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 11, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 7, 2015, and as amended by Amendment No. 5 to Schedule 13D filed with the Commission on December 11, 2015, (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following at the end hereof:

In various open market purchases between December 15, 2015 and December 24, 2015, FR Crestwood Management Co-Investment LLC, a subsidiary of Crestwood Holdings, acquired an aggregate of 2,002,272 of the Issuer’s outstanding Common Units for a total of $37,204,086.04. The purchase of such securities was funded from cash on hand of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule I attached hereto.

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 28, 2015

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

FR CRESTWOOD MANAGEMENT CO-INVESTMENT LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Attorney-in-fact

Schedule I

Recent Open Market Transactions by Reporting Persons in the Securities of the Issuer

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Price Range
December 15, 2015	182,845	$16.85	$16.13-17.12
December 15, 2015	69,262	$17.60	$17.13-17.93
December 16, 2015	177,923	$18.08	$17.41-18.40
December 16, 2015	74,184	$18.49	$18.41-18.77
December 17, 2015	169,940	$16.47	$16.05-17.04
December 17, 2015	54,007	$17.64	$17.07-18.06
December 17, 2015	28,160	$18.16	$18.07-18.60
December 18, 2015	203,768	$16.60	$16.08-17.07
December 18, 2015	48,339	$17.20	$17.08-17.60
December 21, 2015	146,762	$16.45	$16.00-16.75
December 22, 2015	17,692	$17.14	$16.50-17.46
December 22, 2015	26,775	$17.94	$17.50-18.46
December 22, 2015	177,094	$19.12	$18.50-19.49
December 22, 2015	123,799	$19.73	$19.50-19.93
December 23, 2015	15,007	$19.73	$19.19-20.18
December 23, 2015	126,970	$20.86	$20.19-21.18
December 23, 2015	200,510	$21.67	$21.19-22.18
December 23, 2015	16,942	$22.25	$22.19-22.32
December 24, 2015	50,136	$21.54	$21.00-21.99
December 24, 2015	92,155	$22.33	$22.00-22.75

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.